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                                February 3, 2021

       Joseph Ladin
       Chief Executive Officer
       Sun Kissed Industries, Inc.
       2485 E Sunrise Blvd, 201A
       Fort Lauderdale, FL 33304

                                                        Re: Sun Kissed
Industries, Inc.
                                                            Post-qualification
Amendment No. 1 to Form 1-A
                                                            Filed January 28,
2021
                                                            File No. 024-10991

       Dear Mr. Ladin:

             We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 1 to Form 1-A

       General

   1. We note your response to our prior comment 3 and the copy of the letter from the New
                                                        York Office of the
Attorney General dated October 25, 2019 provided. However, this letter appears to
register the company itself rather than the offering of shares, as the offering is not
explicitly mentioned. Please provide a written representation confirming that at least one state
has advised the company that it is prepared to qualify or register the offering of shares.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Joseph Ladin
Sun Kissed Industries, Inc.
February 3, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph Ladin
                                                          Division of
Corporation Finance
Comapany NameSun Kissed Industries, Inc.
                                                          Office of Life
Sciences
February 3, 2021 Page 2
cc:       Donnell Suares, Esq.
FirstName LastName